November 28, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100F St. NE
Washington, DC 20549-7010
Attention: Karl F. Hiller, Branch Chief
Dear Mr. Hiller:
Re:	Compton Petroleum Corporation Form 40-F for the Fiscal Year Ended December 31, 2006 Filed March 30, 2007 Your File No. 001-32643
We have reviewed the comments set forth in the response comment letter of the staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) dated November 2, 2007 (the “response comment letter”) responding to our response letter of September 19, 2007 and relating to the foregoing. We respectfully submit the following response for your consideration.
For your convenience, we have reproduced the numbered paragraph of your response comment letter in italics and included our response immediately thereafter.
Form 40-F for the Fiscal Year Ended December 31, 2006
Exhibit 20.3 — Management Discussion and Analysis, page 1
Results of Operations, page 1
1.	We have read your response to prior comment 4, indicating you would modify your description of the non-GAAP measure presently identified as “cash flow from operations” to say that it also excludes changes in non-cash items; although you propose no change to disclosure of the non-GAAP measure identified as “operating earnings” because you believe this is different from the GAAP measure of net earnings. Unfortunately, the action you have proposed does not sufficiently alleviate the concerns outlined in our prior comment, which arise from your use of GAAP labeling for non-GAAP measures, notwithstanding your efforts at redefining these measures in the filing. If you wish to retain your measures without the compensating disclosures requested in our prior comment, you will need to select labels that are representationally faithful, which do not suggest you are presenting complete measures of operating cash flows or operating earnings, as you have done on pages 1 and 2 of your MD&A. Please revise your disclosures accordingly. We
Suite 3300, 425 — 1st Street SW, Fifth Avenue Place, Calgary, Alberta T2P 3L8   Telephone: (403) 237-9400
Fax: (403) 237-9410
Website: www.comptonpetroleum.com

United States Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 31, 2006
November 28, 2007

suggest that you submit the proposed revisions you intend to make in response to this comment. Please understand that if you are unable to find appropriate labeling, more extensive disclosure will be necessary, as outlined in our prior comment. We reissue prior comment 4.
In response to your overall concerns relating to the use of non-GAAP measures as outlined above and in your comment letter of August 23, 2007, we would propose to make the following changes and additions to our disclosure.
1.	We propose to move the Advisories currently contained on page 18 of the MD&A to the beginning of the MD&A and to reword item B Non-GAAP Financial Measures as follows:
B.	Non-GAAP Financial Measures

Included in Management’s Discussion and Analysis (“MD&A”) and elsewhere in this report are references to financial measures commonly used in the oil and gas industry, including cash flow from operations and adjusted net earnings from operations. These financial measures are not defined by Canadian generally accepted accounting principles (“GAAP”) and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures provided by other companies. We use these non-GAAP measures to evaluate our performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with Canadian GAAP, as an indication of the Company’s performance.
2.	In our tabular presentation of Cash Flow From Operations and Net Earnings, Cash Flow From Operations is referenced in a note following the table. We propose to expand this note to read as follows:
(1)	Cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items. We consider cash flow from operations to be a key financial measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures presented by other companies.

United States Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 31, 2006
November 28, 2007

Cash Flow From Operations

Years ended December 31,	2006	2005
(thousands of dollars)

Net earnings	$127,426	$81,326
Amortization of deferred charges and other	1,996	2,190
Tender costs	—	20,750
Depletion and depreciation	143,057	105,504
Accretion of asset retirement obligations	2,257	1,975
Unrealized foreign exchange (gain)	(665)	(7,808)
Future income taxes	(3,636)	52,317
Unrealized risk management (gain) loss	(27,522)	10,171
Stock based compensation	9,121	5,903
Asset retirement expenditures	(2,352)	(749)
Non-controlling interest	6,623	6,533

	$256,305	$278,112

3.	With respect to the non-GAAP measure “Operating Earnings” we propose to change the term to “Adjusted Net Earnings Form Operations” and revise this section as follows:

Adjusted Net Earnings From Operations

Adjusted net earnings from operations is a non-GAAP measure that represents net earnings adjusted for certain items of a non-operational and non-cash nature. We evaluate our performance on adjusted net earnings from operations which eliminates these non-operational items that can introduce a level of volatility to net earnings determined in accordance with GAAP.

The following reconciliation identifies the after-tax effects of certain items of a non-operational nature that are included in our financial results. Adjusted net earnings from operations may not be comparable to similar measures presented by other companies.

United States Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 31, 2006
November 28, 2007

Adjusted Net Earnings From Operations

Years ended December 31,	2006	2005	2004
($000s, except per share amounts)

Net earnings, as reported	$127,426	$81,326	$63,633
Non-operational items, after tax
Unrealized foreign exchange (gain)	(550)	(6,339)	(11,821)
Unrealized risk management (gain) loss	(18,027)	6,345	1,338
Stock-based compensation	5,974	3,682	2,094
Tender costs on repurchase of 9.90% notes	—	14,414	—
Future income tax recovery due to income tax rate reductions	(49,655)	(5,764)	(8,359)

Adjusted net earnings from operations	$65,168	$93,664	$46,885

Per share: basic	$0.51	$0.75	$0.40
diluted	$0.49	$0.71	$0.38
In conclusion, we believe the foregoing proposed changes address the Commission’s concerns, improves our overall disclosure relating to the composition of non-GAAP measures and clearly distinguish them from GAAP based measures.
In that our Form 40-F for the fiscal year ended December 31, 2006 has been in the public domain for approximately nine months and in that within the next few months, we will be filing our Form 40-F for the fiscal year ending December 31, 2007, including the above proposed changes, we respectfully request permission not to amend our 2006 filing. In our 2007 filing we will also explain to the reader that “Adjusted Net Earnings From Operations” is the same financial measure as “Operating Earnings” in prior filings.
Yours truly,

/s/ N. G. Knecht
N. G. Knecht
Vice President & C.F.O.

NGK/scs